Colorado BondShares-A Tax Exempt Fund

1200 17th Street, Suite 850

Denver, CO 80202

(303) 572-6990

October 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Colorado BondShares—A Tax Exempt Fund (the “Fund”)

File Nos.33-11981 and 811-05009 (Fidelity Bond)

Ladies and Gentleman:

Pursuant to Rule 17g-1(g) promulgated under the Investment Company Act of 1940, as amended, on behalf of the Fund, filed herewith are the following:

(1) a copy of the Investment Company Fidelity Bond (the “Fidelity Bond”), including all Riders renewed from September 23, 2024 to September 23, 2025; and

(2) a copy of a certificate signed by an authorized officer of the Fund (1) certifying the resolutions of a majority of the Board of Directors Trustees, who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Fidelity Bond, and (2) stating the amount of the premium payable by the Fund for the Fidelity Bond and the period for which the premiums have been paid.

This filing is being effected by direct transmission Securities and Exchange Commission’s Operational EDGAR System. Please contact the undersigned if there are any questions relating to this filing.

Sincerely,

/s/ George N. Donnelly
George N. Donnelly
Interim President, Secretary and Treasurer

Contact Information

Agency Or Brokerage	If you need more information about your policy or need to make any changes to your coverage, please contact your insurance agency or brokerage:
JOSIAH WARD
CREST INS GROUP OF WY
5285 E WILLIAMS CIR STE 4500
TUCSON, AZ 85711
Phone: 307-324-6614

Claims Reporting	To report a claim; for information on how to report a claim, circumstance, or event that may become a claim; or for information about the claim handling process, please contact Travelers:
Travelers Bond & Specialty Insurance Claim
PO Box 2989
Hartford, CT 06104-2989

Phone: 800.842.8496
Fax: 888.460.6622
Email: BSIclaims@travelers.com

Send overnight correspondence to:
Travelers Bond & Specialty Insurance Claim
One Tower Square, MN06
Hartford, CT 06183

Agent Or Broker Compensation	For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website:
www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

Or contact Travelers at:
Travelers, Agency Compensation
One Tower Square
Hartford, Connecticut 06183
Phone: 866.904.8348

N-013 Ed. 08-24	Contact Information	Page 1 of 1
© 2024 The Travelers Indemnity Company. All rights reserved.

Policy Declarations

Policy No. 106358936

This Policy consists of the Policy Declarations and one or more Coverage Declarations, General Conditions, and Coverage forms. It may also include one or more endorsements that change coverage. In return for the premium shown below, Travelers provides this Policy, which is the entire agreement between Travelers and the Insured.

Insurer	Throughout this policy, Travelers means Travelers Casualty and Surety Company of America, which is a capital stock company located at One Tower Square, Hartford, Connecticut 06183.

Named Insured	Throughout this Policy, Named Insured means:
FREEDOM FUNDS MANAGEMENT COMPANY

Primary Address	1200 17TH STREET-SUITE 850	Mailing Address	1200 17TH STREET-SUITE 850
	DENVER, CO 80202		DENVER, CO 80202

Policy Period	Beginning Date: September 23, 2024
Ending Date: September 23, 2025
12:01 A.M. local time on Beginning and Ending Dates at the Primary Address.

Included Coverages	Financial Institution Bond Coverage for Asset Managers

Policy Premium	$4,422.00

State Charges	N/A

Total	$4,422.00

Agent Or Broker	CREST INS GROUP OF WY
5285 E WILLIAMS CIR STE 4500
TUCSON, AZ 85711
Phone: 307-324-6614

Claim Reporting	Mail:		Overnight Mail:
	Travelers Bond & Specialty Insurance Claim		Travelers Bond & Specialty Insurance Claim
	P.O. Box 2989		One Tower Square, MN06
	Hartford, CT 06104-2989		Hartford, CT 06183

Email: BSIclaims@travelers.com

For questions related to claim reporting or handling, please call 1-800-842-8496.

Authorized officers of Insurer:

President, Bond & Specialty Insurance	Corporate Secretary

Countersignature

Name of Insured	Policy Number	Effective Date 09/23/2024
FREEDOM FUNDS MANAGEMENT COMPANY	106358936
PF-D-001 Ed. 01-24	General Conditions	Page 1 of 1
© 2024 The Travelers Indemnity Company. All rights reserved.

Financial Institution Bond Coverage Declarations
for Asset Managers Declarations

Coverage Agreements	Single Loss Limit	Deductible	Coverage Agreement Aggregate Limit

Fidelity Coverages
Employee Dishonesty	$1,250,000	$25,000	None
Data Restoration— Employee Event	Not elected
ERISA Fraud Or Dishonesty	$1,250,000	None	None
Customer Capital	$1,250,000	$25,000	None

Other Coverages
On Premises	$1,250,000	$25,000	None
In Transit	$1,250,000	$25,000	None
Forgery Or Alteration	$1,250,000	$25,000	None
Securities	$1,250,000	$25,000	None
Counterfeit Money	$1,250,000	$25,000	None
Computer Fraud	Not elected
Claim And Audit Costs	Not elected
Fraudulent Instructions— Customer’s Property	Not elected
Funds Transfer Fraud— Insured’s Property	Not elected
Social Engineering Fraud	$500,000	$25,000	$500,000

Aggregate Limit: $2,500,000

Loss Reporting Threshold: $6,250

Policy Forms List

This Policy Forms List shows all forms attached to this Policy as of the Effective Date shown below.

Form Number	Form Title
FB-C-001-0424	Financial Institution Bond Coverage for Asset Managers
PF-G-001-0124	General Conditions

Name of Insured	Policy Number	Effective Date 09/23/2024
FREEDOM FUNDS MANAGEMENT COMPANY	106358936
FB-D-001 Ed. 01-24	Coverage Declarations	Page 1 of 1
© 2024 The Travelers Indemnity Company. All rights reserved.

This form contains conditions that apply to the entire Policy.	General Conditions

Assignment, Authorization, And Changes	1. Neither this Policy, nor the duties and rights under this Policy, may be assigned or transferred without Travelers’ written consent.

2. Each Insured agrees that they have delegated authority to the first Named Insured to act on behalf of all Insureds regarding:

a. change of coverage;
b. receipt of notices of cancelation or nonrenewal; and
c. receipt of return premium.

3. This Policy may be changed:

a. by request of the first Named Insured;
b. with Travelers’ consent; and
c. by endorsement issued by Travelers.
Automatic Coverage Changes	If, while this Policy is in effect, Travelers makes any change in a Coverage form that: 1. Travelers intends to apply to all policies having the same Coverage form;
2. broadens or extends the Coverage; and
3. can be legally added to this Policy without increasing the premium, the change is automatically provided under this Policy for that Coverage beginning on the date the change is effective in the jurisdiction where this Policy is delivered.
Conformity To Law And Sanctions	Any part of this Policy that conflicts with statutory law or regulation applicable to Travelers is changed to conform to the law or regulation. This Policy provides coverage and benefits only to the extent that it does not expose Travelers or any of its affiliated or parent companies to the economic or trade sanctions, laws, or regulations of the European Union, United Kingdom, or United States of America.
Insurer’s Consent	Where required, Travelers’ consent will not be unreasonably withheld.
Recovery	The right to recover any payment made by Travelers under this Policy belongs to Travelers. All recoveries will be applied in the following order:
1. To Travelers, for expenses paid for the cost of recovery.

2. To the Insured for Loss that was not paid because the amount of Loss was over the applicable Limit.

3. To Travelers for the amount of Loss paid or to be paid by Travelers.

4. To the Insured for any deductible or retention amount paid by the Insured.

5. To the Insured for any loss amount not covered by the applicable Coverage.

Recoveries do not include any recovery from indemnity, insurance, reinsurance, security, or suretyship taken for the benefit of Travelers. The Insured will do everything reasonably possible to preserve any right of recovery available.

Suits Against Travelers	1. No entity or person has the right under this Policy to join Travelers as a party in an action against the Insured.

2. No entity or person has the right to sue Travelers unless all the terms of this Policy have been complied with.

Name of Insured	Policy Number	Effective Date 09/23/2024
FREEDOM FUNDS MANAGEMENT COMPANY	106358936
PF-G-001 Ed. 01-24	General Conditions	Page 1 of 2
© 2024 The Travelers Indemnity Company. All rights reserved.

Territory And Valuation

1.  This Policy applies anywhere in the world, but it does not apply to amounts incurred by an Insured domiciled or residing in a country or jurisdiction in which Travelers is not licensed to provide this Policy, to the extent that providing this Policy would violate any foreign law or regulation that applies.

2.  If an entity Insured incurs amounts described in 1. above that results in loss to the first Named Insured because of its financial interest in that entity Insured, Travelers will reimburse the first Named Insured to the extent of its financial interest loss, if those amounts would have been covered under this Policy but for that foreign law or regulation.

3.  If a natural person Insured incurs amounts described in 1. above that are not indemnified by an entity Insured, those amounts will be paid in a country or jurisdiction mutually acceptable to that natural person Insured and Travelers, to the extent:

a. those amounts would have been covered under this Policy but for that foreign law or regulation; and

b. doing so would not violate any foreign law or regulation that applies.

All amounts in this Policy are stated in U.S. Dollars. If the amounts due are stated in a different currency, payment will be made in U.S. Dollars at the exchange rate published in The Wall Street Journal at the time the final amount is determined.
Titles, Headings, And Defined Terms	The titles, headings, and Table of Contents in this Policy do not affect coverage. Where italicized terms are used in this Policy, those terms have the meaning shown in Defined Terms of the applicable Coverage.

Name of Insured	Policy Number	Effective Date 09/23/2024
FREEDOM FUNDS MANAGEMENT COMPANY	106358936
PF-G-001 Ed. 01-24	General Conditions	Page 2 of 2
© 2024 The Travelers Indemnity Company. All rights reserved.

Financial Institution Bond Coverage
for Asset Managers

FB-C-001 Ed. 04-24	Coverage	Page 1 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

FB-C-001 Ed. 04-24	Coverage	Page 2 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

COVERAGE AGREEMENTS—WHAT IS COVERED

Only the Coverage Agreements with Limits shown in the Financial Institution Bond Coverage Declarations apply.

Fidelity Coverage Agreements

Employee Dishonesty	Travelers will pay the Insured for Employee Dishonesty Loss that is Discovered during the Bond Period.

Data Restoration— Employee Event	Travelers will pay the Insured for Restoration Costs resulting directly from Employee Dishonesty Loss or ERISA Fraud Or Dishonesty Loss that is Discovered during the:
1. Bond Period; or
2. Discovery Period.

ERISA Fraud Or Dishonesty	Travelers will pay the Insured for ERISA Fraud Or Dishonesty Loss that is Discovered during the:
1. Bond Period; or
2. Discovery Period.

Customer Capital	Travelers will pay the Insured for Customer Capital Loss that is Discovered during the Bond Period.

Additional Coverage Agreements

On Premises	Travelers will pay the Insured for On Premises Loss that is Discovered during the Bond Period.

In Transit	Travelers will pay the Insured for In Transit Loss that is Discovered during the Bond Period.

Forgery Or Alteration	Travelers will pay the Insured for Forgery Or Alteration Loss that is Discovered during the Bond Period.

Securities	Travelers will pay the Insured for Securities Loss that is Discovered during the Bond Period.

Counterfeit Money	Travelers will pay the Insured for Counterfeit Money Loss that is Discovered during the Bond Period.

Computer Fraud	Travelers will pay the Insured for Computer Fraud Loss that is Discovered during the Bond Period.

Claim And Audit Costs	Travelers will pay the Insured for Claim Costs and Audit Costs resulting from Loss that is Discovered during the Bond Period.

Fraudulent Instruction— Customer’s Property	Travelers will pay the Insured for Fraudulent Instruction Loss that is Discovered during the Bond Period.

Funds Transfer Fraud— Insured’s Property	Travelers will pay the Insured for Funds Transfer Fraud Loss that is Discovered during the Bond Period.

Social Engineering Fraud	Travelers will pay the Insured for Social Engineering Fraud Loss that is Discovered during the Bond Period.

WHO IS INSURED

Named Insured	Any entity shown in the Policy Declarations as a Named Insured.

Employee Benefit Plans	Any Employee Benefit Plan, but only under ERISA Fraud Or Dishonesty.

Newly Formed Entities	Any Newly Formed Entity.

FB-C-001 Ed. 04-24	Coverage	Page 3 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

WHO IS INSURED Continued

Private Funds	Any Private Fund.

Special Purpose Investment Vehicles	Any Special Purpose Investment Vehicle.

Subsidiaries	Any Subsidiary.

Acquired Entities	Any Acquired Entity, but only as follows:
1. For an Acquired Entity:
a. when assets under the Acquired Entity’s management are more than 25% of the Insured’s combined assets as of the most recent calendar year-end;

b.  when the Named Insured is aware that the transaction was assisted by a regulatory body or if the Acquired Entity is the subject of any current or pending disciplinary action or proceeding by any self-regulatory organization, or any federal, state, or local agency or foreign equivalents as of the date the entity is acquired; or

c.   when the Acquired Entity had paid or pending losses during the 3-year period before the entity is acquired, of the type covered under this Coverage, that were more than the single loss deductible amount that applied under the prior insurance carried by the Acquired Entity, this Coverage is provided only for a Single Loss that is sustained entirely, and Discovered, on or after the date the entity is acquired. Coverage is provided until the earlier of:
i. 90 days after the date the entity is acquired; or
ii. the end of the Bond Period,
unless Travelers agrees to continue this Coverage for the Acquired Entity and the Insured pays any additional premium required.
2. For all other Acquired Entities, this Coverage is provided only for a Single Loss that is Discovered on or after the date the entity is acquired, and for the rest of the Bond Period.
3. Coverage for Acquired Entities is only provided for Loss:
a. occurring on the premises;
b. caused by an Employee; or
c. arising out of the assets or liabilities,
of the Acquired Entity.

Named Insured Successor	If Coverage ends for the first Named Insured other than by a Change Of Control, the second Named Insured will become the first Named Insured. If no second Named Insured exists, the Insured with the most combined assets of any remaining Insured will become the first Named Insured.

Separation Of Insureds	Travelers will apply this Coverage separately to each entity that qualifies as an Insured under Who Is Insured. But:
1. Coverage limits are shared by all Insureds;
2. any Loss or security breach that is Discovered by one Insured is considered Discovered by all Insureds; and
3. any duty or right assigned to the first Named Insured remains unchanged.

CHANGE OF CONTROL

First Named Insured	If a Change Of Control of the first Named Insured occurs during the Bond Period, this Coverage immediately ends for all Insureds.

Other Insureds	If a Change Of Control of an Insured other than the first Named Insured occurs during the Bond Period, this Coverage immediately ends for that Insured only.

FB-C-001 Ed. 04-24	Coverage	Page 4 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

COVERAGE LIMITS AND DEDUCTIBLE

Single Loss Limit

1.  The most Travelers will pay for each Single Loss that is Discovered during the Bond Year is the Single Loss Limit that applies for the Coverage Agreement shown in the Financial Institution Bond Coverage Declarations.

2.  If a Single Loss is covered under more than one Coverage Agreement, the most Travelers will pay for that Single Loss is the largest Single Loss Limit that applies, subject to any Coverage Agreement Aggregate Limit and Aggregate Limit.

3. If a Single Loss is sustained by more than one Insured, the most Travelers will pay for that Single Loss is the largest Single Loss Limit that applies.

Coverage Agreement Aggregate Limit	The most Travelers will pay for all Loss that is Discovered during the Bond Year under each Coverage Agreement is the Coverage Agreement Aggregate Limit that applies, if any, shown in the Financial Institution Bond Coverage Declarations.

Aggregate Limit

1.  The most Travelers will pay for all Loss, other than under ERISA Fraud Or Dishonesty Coverage Agreement, which is Discovered during the Bond Year is the Aggregate Limit, if any, shown in the Financial Institution Bond Coverage Declarations. The aggregate limit will be reduced by the amount of any payment made under this Coverage, including under a lost instrument bond. The cost of any lost instrument bond does not reduce the Aggregate Limit.

2. The Aggregate Limit for any Bond Year will be reinstated by any net recovery made by Travelers during that Bond Year and before the Aggregate Limit is exhausted.

3. The Aggregate Limit is not reinstated by:
a. any recovery by Travelers from reinsurance or other indemnity;
b. the remaining part, if any, of the Aggregate Limit from any prior Bond Year; or
c. any net recovery by Travelers related to Loss in any prior Bond Year.

4. When the Aggregate Limit is exhausted, all Travelers’ obligations under this Coverage end.

Deductible	1. Travelers will only pay amounts for Loss over the Deductible that applies as shown in the Financial Institution Bond Coverage Declarations.

2. If more than one Deductible applies to the same Single Loss, only the largest Deductible applies. Except each Deductible under the following Coverage Agreements applies separately:
a. Claim And Audit Costs; or
b. Data Restoration—Employee Event.

3. No Deductible applies to:
a. that part of any Loss covered under ERISA Fraud Or Dishonesty Coverage Agreement; or
b. Loss covered under On Premises Coverage Agreement or In Transit Coverage Agreement if the Loss is settled through a lost instrument bond.

CLAIMS

Notice Of Potential Loss	If loss:
1. involves a dishonest or fraudulent act by an Employee; or
2. if the amount of the potential Loss exceeds the Loss Reporting Threshold as shown in the Financial Institution Bond Coverage Declarations,
the Insured must give Travelers notice of the loss even if the loss is within the Deductible.

FB-C-001 Ed. 04-24	Coverage	Page 5 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

CLAIMS Continued

Notice And Proof Of Loss	1. After Loss is Discovered, the Insured must, as a condition precedent of coverage, send Travelers:
a. written notice within 60 days; and
b. a detailed, sworn proof of loss within 6 months.

2. If the Loss includes Certificated Securities, the proof of loss must include the bond or certificate numbers.

Notice Of Legal Proceedings	If the Insured receives notice of any legal proceeding involving the Insured’s liability for damages that could be Loss under this Coverage, the Insured must, as a condition precedent of coverage:
1. inform Travelers in writing within 90 days after the Insured receives the notice;
2. send Travelers a copy or detailed description of the proceeding; and
3. provide a proof of loss within 90 days of adjudication or settlement of the proceeding.

Defense Of Legal Proceedings	1. Travelers, at its option, may choose to defend the Insured in all or part of a legal proceeding involving the Insured’s liability for damage that could be Loss under this Coverage.

2. If the Insured provides notice of the legal proceeding and Travelers chooses to defend the Insured:
a. Travelers will select an attorney to defend the legal proceeding; and
b. the following will be considered Loss:
i. Compensatory damages, only before multiplication, from a judgment against the Insured, or from any settlement Travelers participated in, on the counts or causes of action that Travelers defended.
ii. All attorneys’ costs, expenses, and fees incurred by Travelers in the defense of the legal proceeding.
3. Judgments or settlements from legal proceedings not defended by Travelers will not decide the existence, extent, or amount of Loss under this Coverage.

EXCLUSIONS—WHAT IS NOT COVERED

Acts By Employees Or Fiduciaries	1. Travelers will not pay Loss resulting directly or indirectly from any dishonest or fraudulent act by any Employee or Fiduciary.
2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. Data Restoration—Employee Event.
c. ERISA Fraud Or Dishonesty.
d. Customer Capital.

Assumed Liability	1. Travelers will not pay Loss resulting directly or indirectly from liability that an Insured assumed.

2. This exclusion does not apply if the Insured would have been liable without the assumption of liability.

Card Use	1. Travelers will not pay Loss resulting directly or indirectly from use or purported use of access, cash-management, charge, convenience, credit, debit, identification, or other cards.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.
c. Customer Capital.

FB-C-001 Ed. 04-24	Coverage	Page 6 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

EXCLUSIONS Continued

Confidential Information	1. Travelers will not pay Loss resulting directly or indirectly from:
a. destruction, disappearance, loss, or theft of intangible property or material non-public information; or
b. disclosure of, or acting on, material non-public information.

2. This exclusion does not apply if the action, destruction, disappearance, disclosure, loss, or theft results in a direct Loss that is otherwise covered under any Coverage Agreement.

Counterfeiting	1. Travelers will not pay Loss resulting directly or indirectly from counterfeiting.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. Customer Capital.
c. On Premises.
d. Forgery Or Alteration, if involving Negotiable Instruments.
e. Securities.
f. Counterfeit Money.

Crediting Errors	1. Travelers will not pay Loss resulting directly or indirectly from payments or withdrawals from any account that was credited in error.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.
c. Customer Capital.
d. On Premises.
e. Computer Fraud.

Damages	1. Travelers will not pay damages.

2. This exclusion does not apply to damages that are considered Loss under Defense Of Legal Proceedings.

Digital Assets	Travelers will not pay that part of any Loss involving Crypto-assets.

Entries By Authorized	Travelers will not pay Loss resulting directly or indirectly from any entry or change:
Individuals	1. into or within a Computer System; and

2.  made by a natural person, other than an Employee, with authorized access to the Insured’s network and acting in good faith on instructions, unless the instructions are from a software contractor authorized to perform services on the Insured’s network.

Entries By Employees	1. Travelers will not pay Loss resulting directly or indirectly from any entry or change into or within a Computer System made by an Employee acting in good faith on any communication.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Fraudulent Instruction—Customer’s Property.
b. Social Engineering Fraud.

Entries By Funds Transfer	Travelers will not pay Loss resulting directly or indirectly from any entry or change:
Services	1. into or within a Computer System; and
2. made by an authorized employee or director of an entity under contract with the Insured to perform electronic funds transfer services.

FB-C-001 Ed. 04-24	Coverage	Page 7 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

EXCLUSIONS Continued

ERISA Notice Of Cancelation Of A Fiduciary	Travelers will not pay Loss resulting directly or indirectly from any Fiduciary’s act that was committed more than 30 days after the Insured receives notice from Travelers that coverage for the Fiduciary’s acts has ended.

Expenses And Fees	Travelers will not pay Loss for amounts incurred by the Insured:
1. to establish the amount or existence of Loss, other than when covered under Claim And Audit Costs Coverage Agreement; or
2. as a party to any legal proceeding, other than under Claims, Defense Of Legal Proceedings.

Financial Institution Failure	1. Travelers will not pay Loss resulting directly or indirectly from a depository or financial institution, or its liquidator or receiver, failing to pay funds or deliver Property it holds.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.
c. Customer Capital.
d. On Premises, if involving Certificated Securities.

3. This exclusion does not apply to Property the Insured holds.

Forgery Or Alteration	1. Travelers will not pay Loss resulting directly or indirectly from a Forgery or alteration.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.
c. Customer Capital.
d. On Premises.
e. Forgery Or Alteration.
f. Securities.

Fraudulent Instruction	1. Travelers will not pay Fraudulent Instruction Loss.

2. This exclusion does not apply to Loss covered under Fraudulent Instruction—Customer’s Property Coverage Agreement.

Funds Transfer Fraud	1. Travelers will not pay Funds Transfer Fraud Loss.

2. This exclusion does not apply to Loss covered under Funds Transfer Fraud—Insured’s Property Coverage Agreement.

Government Action	The Insurer will not pay Loss resulting directly or indirectly from:
1. seizure;
2. confiscation;
3. nationalization;
4. requisition; or
5. destruction of property, by or under the order of domestic or foreign government authority.
Indirect Loss	Travelers will not pay indirect or consequential loss.

Insured’s System On Customer’s Premises	Travelers will not pay Loss resulting directly or indirectly from the input of computer instructions or data, by anyone who had authorized access to the customer’s authentication mechanism, into or within a Computer System that is:
1. on the premises of a customer of the Insured; or
2. under the customer’s control.

FB-C-001 Ed. 04-24	Coverage	Page 8 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

EXCLUSIONS Continued

Investment Performance	Travelers will not pay Loss resulting directly or indirectly from any actual or alleged:
1. advice;
2. guarantee;
3. representation; or
4. warranty,
involving an investment’s performance.

Item Of Deposit	1. Travelers will not pay Loss resulting directly or indirectly from an account payment or withdrawal for an item of deposit that is not finally paid.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.
c. Customer Capital.

Kidnap Or Ransom	Travelers will not pay Loss resulting directly or indirectly from any:
1. extortion;
2. kidnapping; or
3. ransom demand or payment.

Known Acts Of Employees Or Fiduciaries

1.  Travelers will not pay Loss resulting directly or indirectly from any Employee’s or Fiduciary’s act committed after an Authorized Person, not in collusion with the Employee or Fiduciary, learns of any dishonest or fraudulent act by that Employee or Fiduciary, unless Travelers or a prior insurer has agreed to waive this provision.

2. This exclusion does not apply if the dishonest or fraudulent act:
a. was committed outside of the course of employment with the Insured;
b. occurred more than 3 years before the Authorized Person learned of the act; and
c. involved less than $25,000.

3. This exclusion does not apply to loss of any Property, if at the time the Authorized Person learned of the dishonest or fraudulent act, the Property is:
a. in transit; and
b. in the custody of the Employee or Fiduciary.

Loan Default	1. Travelers will not pay Loss resulting directly or indirectly from the complete or partial nonpayment of, or default on, any:
a. Loan; or
b. transaction involving the Insured as a borrower.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.
c. Customer Capital.
d. Securities.

Notification Costs	Travelers will not pay the costs to notify any entity or person of:
1. the disclosure, loss, or theft of; or
2. unauthorized access to,
confidential information.

Nuclear Hazard	1. Travelers will not pay Loss resulting directly or indirectly from nuclear reaction or radiation, or radioactive contamination, however caused.

FB-C-001 Ed. 04-24	Coverage	Page 9 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

EXCLUSIONS Continued

2. This exclusion does not apply to Loss or damage caused by fire as a result of nuclear reaction or radiation, or radioactive contamination.

Potential Income	Travelers will not pay Loss resulting directly or indirectly from potential income, including dividends and interest, not realized by the Insured or its customer.

Property In The Mail	1. Travelers will not pay Loss resulting directly or indirectly from Property while in the mail.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.
c. Customer Capital.
d. In Transit.

Racketeering	1. Travelers will not pay Loss resulting directly or indirectly from any racketeering activity, as defined in 18 U.S.C. 1961, that is proved through final adjudication.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.
c. Customer Capital.

Securities Laws Or Regulations	1. Travelers will not pay Loss resulting directly or indirectly from any violation by any Insured or Employee of any law, regulation, or rule applying to:
a. issuing, buying, or selling of securities;
b. investment companies; or
c. investment advisers.

2. This exclusion does not apply if the act that causes the violation results in a direct Loss that is otherwise covered under any Coverage Agreement.

Security Breach	1. Travelers will not pay Loss resulting directly or indirectly from a computer security breach.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Data Restoration—Employee Event Coverage Agreement.
b. Computer Fraud.

Social Engineering Fraud	1. Travelers will not pay Social Engineering Fraud Loss.

2. This exclusion does not apply to Loss covered under Social Engineering Fraud Coverage Agreement.

System Failure	1. Travelers will not pay Loss resulting directly or indirectly from a Computer System’s failure to function properly.

2. This exclusion does not apply to Loss covered under Data Restoration—Employee Event Coverage Agreement.

Third-Party Checks	Travelers will not pay Loss resulting directly or indirectly from the Insured’s legal liability for accepting checks payable to an entity for deposit into a natural person’s account.

Trading	1. Travelers will not pay Loss resulting directly or indirectly from trading in a customer’s account, with or without the Insured’s knowledge or consent.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.

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EXCLUSIONS Continued

c. Customer Capital.
d. Forgery Or Alteration.
e. Securities.
f. Fraudulent Instruction—Customer’s Property.
g. Computer Fraud.

Unauthorized Access To Customer Account

1.  Travelers will not pay Loss resulting directly or indirectly from fraudulent or unauthorized internet access to a customer account maintained by the Insured unless the account access information was obtained directly from fraudulent or unauthorized access to a Computer System.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Fraudulent Instruction—Customer’s Property.
b. Computer Fraud.

Uncertificated Securities	1. Travelers will not pay Loss involving any uncertificated security.

2. This exclusion does not apply to Loss covered under the following Coverage Agreements:
a. Employee Dishonesty.
b. ERISA Fraud Or Dishonesty.
c. Customer Capital.
d. Securities.
e. Computer Fraud.

War	Travelers will not pay Loss resulting directly or indirectly from:
1. war, including undeclared or civil war;

2.  warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign, or other authority using military personnel or other agents; or

3. insurrection, rebellion, revolution, usurped power, or action taken by governmental authority in hindering or defending against any of these.

ADDITIONAL CONDITIONS

Anti–Bundling	If any Coverage Agreement applies when a covered document:
1. is altered or Counterfeit; or
2. has a signature that is a Forgery or obtained through false pretenses or fraud, the alteration, Counterfeit, or signature must be on or of the covered document itself and not attached to or incorporated by reference.

Cancelation And Nonrenewal	1. Travelers may cancel this Coverage by giving the first Named Insured at least 60 days’ prior written notice.

2. The first Named Insured may cancel this Coverage for any reason by giving Travelers prior written notice, stating when the cancelation will take effect.

3. Upon cancelation, Travelers will refund any unearned premium.

4.  Travelers is not obliged to renew this Coverage upon its Ending Date shown in the Policy Declarations. If Travelers chooses not to renew, Travelers will give at least 60 days’ prior written notice to the first Named Insured.

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© 2024 The Travelers Indemnity Company. All rights reserved.

ADDITIONAL CONDITIONS Continued

Covered Property	This Coverage applies to Loss of Property that the Insured:
1. owns;
2. holds in any capacity, including Customer Capital; or
3. is responsible for before Loss, including Customer Capital.

Insured’s Benefit	This Coverage is only for the Insured’s benefit and use.

Insured’s Cooperation	The Insured agrees to give all assistance, cooperation, and information Travelers reasonably requires, including:
1. submitting to examination under oath; and
2. allowing Travelers to examine records.

ERISA	1. Any payment Travelers makes for Loss sustained by any Employee Benefit Plan will be held by the Insured for the benefit and use of the plan sustaining the loss.

2.  Any payment Travelers makes is to be shared by each Employee Benefit Plan sustaining loss in the proportion that the limit required under ERISA for each Employee Benefit Plan bears to the total of those limits:

a. for Loss involving a single Fiduciary, acting alone or with others; and
b. for Loss:
i. sustained by more than one Employee Benefit Plan;
ii. of blended Property of more than one Employee Benefit Plan; or
iii. that cannot be allocated specifically to any one Employee Benefit Plan.

Nominee	Any loss incurred by an organization authorized by the Insured to handle certain transactions on the Insured’s behalf, is considered Loss to the Insured if:
1. the loss would otherwise have been covered as Loss if it had been sustained by the Insured; and
2. the organization:
a. comprises only Employees; and
b. is not a holding company.

Other Insurance	This Coverage is excess over and will not contribute with any valid and collectible other insurance available to the Insured, whether the other insurance is primary, contributory, excess, contingent, self-insurance, or on any other basis.

Recovery—Audit and Claim Costs	Any recoveries payable to the Insured will not apply to Audit Costs or Claim Costs.

Representations	1. Travelers has issued this Coverage relying on the accuracy of the Insured’s representations to Travelers. The application and underwriting materials submitted are part of this Coverage.

2.  If an Insured’s representation is untrue, an intentional omission, or a concealment of information, and is material to the acceptance of the risk, it will be grounds for denial of claims or rescission of this Coverage.

3. If any Authorized Person has knowledge of any information relevant to this Coverage, that knowledge is considered knowledge of every Insured.

Suits Against Travelers—	Any legal action by an entity or person against Travelers must begin:
Timing	1. no earlier than 60 days after the Insured has filed a proof of loss; and

2. within 2 years after the date the Loss is Discovered.

Valuation—Loans	The value of any Loss, or that part of Loss, resulting from a Loan is the Loan amount paid by the Insured to the borrower, reduced by all principal, interest, and fees received by the Insured.

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ADDITIONAL CONDITIONS Continued

Valuation—Loss	The value of any covered Loss is the Insured’s net loss after crediting any payments, receipts, or recoveries, received by the Insured before payment of Loss.

Valuation—Other Property	If Property, other than Money, records, or securities is damaged or lost, Travelers will not pay more than the actual cash value of the Property. Travelers, at its option, may pay the actual cash value of, or repair or replace, the Property. Any disagreement between the Insured and
Travelers over the actual cash value amount will be resolved by arbitration.

Valuation—Records	If the Insured reproduces damaged or lost records concerning a covered Loss, Travelers will pay the cost of labor and materials to reproduce the records.

Valuation—Securities	At the Insured’s option, any covered Loss of securities will be settled by Travelers by:
1. replacing the securities with like securities; or
2. paying the cost of replacing the securities at the highest market value of the securities on the day before the Loss.

But:
a. if, before settlement of the Loss, the Insured is required to buy equivalent securities, and notifies Travelers in writing, the Insured’s cost will be the value of those securities;

b.  if securities are lost or misplaced resulting in loss of conversion, redemption, or subscription rights, the amount of the loss will be the value of the rights immediately before their expiration; and

c.   if the securities cannot be replaced or have no quoted market value, or if the rights have no quoted market value, their value will be decided by agreement between the Insured and Travelers, or by arbitration.

Valuation—Setoff

1.  Any Loss paid by Travelers under the Fidelity Coverages will be reduced by the amount of the Loss that represents sums owed to any natural person covered under this Coverage who caused, or conspired to cause, the Loss.

2.  Any Loss paid by Travelers under the Fidelity Coverages that results from any dishonest act of a Partner, will be reduced by any amount of the Loss that represents the Partner’s Financial Interest. But, for any Loss caused by a general partner of the Insured, if the reduced amount results in a payment of Loss by Travelers that is not enough to enable the Insured to meet its obligations to any:

a. Customer; or
b. limited partners of the Insured other than that general partner, then the Partner’s Financial Interest will be considered reduced, or eliminated, in an amount necessary to enable the Insured, upon payment of the Loss under this Coverage, to meet those obligations, but only to the extent that Travelers’ payment will not benefit that Partner.

Valuation—Trade	The value of any Loss, or that part of any Loss, resulting from a trade will be reduced by the amount of commission and other amounts received by the Insured because of the trade.

DEFINED TERMS

Acquired Entity	1. Means any entity an Insured:
a. merges with, or obtains assets or liabilities of; or
b. obtains more than 50% of the voting stock or ownership interest of, during the Bond Period.

2. Does not include a Newly Formed Entity.

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© 2024 The Travelers Indemnity Company. All rights reserved.

DEFINED TERMS Continued

Audit Costs	1. Means the reasonable amounts incurred and paid by the Insured for that part of any audit or examination:
a. required by a federal or state supervisory authority in response to Loss resulting from dishonest or fraudulent acts by an Employee or Fiduciary; and
b. conducted either by the supervisory authority or an independent accountant but only if the amounts were incurred by the Insured within 1 year from the date the Loss is Discovered.

2. Audit Costs will be paid no sooner than the payment of the valid and collectible Loss under the applicable Coverage Agreement.

Authorized Person	Means any:

1. director, officer, trustee, human resources manager, risk manager;

2. in-house compliance manager, in-house general counsel; or

3. Member or Partner, of the Insured.

Bond Period	Means the Policy Period that is the period from the Beginning Date shown in the Policy Declarations to the date Coverage ends.

Bond Year	Means the Bond Period or the period that this Coverage is in effect, whichever period is shorter. But when that period is longer than 1 year, Bond Year means each of the following periods of time, starting with the Beginning Date of this Coverage until the Coverage ends:
1. Each consecutive 1-year period.
2. Any period that remains after the last consecutive 1-year period.

But if the original Bond Period is extended for less than 1 year, regardless of the number of extensions, each extended period will be part of the last Bond Year.

Certificated Securities	Means a participation, share, or other interest in property of, or an enterprise of the issuer or an obligation of the issuer, which is:
1. represented by a Written instrument issued in bearer or registered form;
2. of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
3. either one of a class or series, or by its terms divisible into a class or series of interests, obligations, participations, or shares.

Change Of Control	Means when:
1. more than 50% of an Insured’s assets are acquired;
2. an Insured is not the surviving entity in a consolidation or merger;
3. there is a change in ownership of more than 50% of the voting stock or ownership interest of an Insured;
4. any liquidator, receiver, or any government agency or regulator takes control of an Insured; or
5. any Insured is dissolved.

Claim Costs	1. Means the reasonable amounts incurred and paid by the Insured to:
a. establish the amount of Loss; or
b. prepare a sworn proof of loss, in support of a covered claim for Loss that is over the applicable Deductible, other than the Claim And Audit Costs Deductible.

2. Does not include wages, benefits, or overhead of the Insured.

3. Claim Costs will be paid no sooner than the payment of the valid and collectible Loss under the applicable Coverage Agreement.

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© 2024 The Travelers Indemnity Company. All rights reserved.

DEFINED TERMS Continued

Computer Fraud Loss	Means loss resulting directly from an intentional, unauthorized, and fraudulent entry or change of data or computer instructions made by a natural person other than an Employee, directly into or within a Computer System, without the Insured’s knowledge or consent, which causes:
1. Property to be delivered, paid, or transferred; or
2. a fictitious or unauthorized account to be credited or debited.

Computer System	Means a computer and any:
1. connected input, output, processing, storage, or communication device; or
2. related network, internet, website, or application software, that is under the operational control of, and is owned by, leased to, or licensed to, the Insured.

Counterfeit	Means a Written imitation:
1. of a valid Original;
2. that is intended to deceive; and
3. that is believed to be the Original.

Counterfeit Money Loss	Means loss resulting directly from the Insured’s good faith acceptance of Money that is Counterfeit.

Coverage	Means this Financial Institution Bond Coverage for Asset Managers.

Crypto-assets	Means any digital asset utilizing cryptographic techniques.

Customer	Means any entity or person that:
1. has an account;
2. is opening an account;
3. has been informed by and reasonably believes that an Employee has opened, or is opening, an account on the entity’s or person’s behalf; or
4. has a written agreement to pay for services, with the Insured.

Customer Capital	1. Means Money, Certificated Securities, uncertificated securities, or precious metals owned by a Customer.
2. Does not include Crypto-assets.

Customer Capital Loss	Means loss resulting directly from any dishonest or fraudulent act by an Employee:
1. with the intent to cause the Customer to sustain loss; and

2.  that causes improper financial benefit for the Employee or any other entity or person, other than awards, bonuses, commissions, fees, pensions, profit sharing, promotions, salaries, or any employee benefits earned in the normal course of employment.

Discovered	Means when an Authorized Person:
1. first becomes aware of facts that would cause a reasonable person to assume that a Loss has been or will be incurred, even though the exact amounts or details of the loss may not then be known; or
2. receives notice of an actual or potential claim alleging that the Insured is liable to a third-party under circumstances which, if true, would constitute a Loss under this Coverage.

Discovery Period	Means the period beginning on the date this Coverage ends, and ending on the earlier of the following:
1. 12 months after that date.
2. The date this Coverage is replaced by insurance that provides:
a. no less than the minimum amount required under ERISA section 412; and
b. insurance for loss sustained before its effective date.

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© 2024 The Travelers Indemnity Company. All rights reserved.

DEFINED TERMS Continued

Employee	1. Means any of the following:
a. A natural person while in the service of the Insured and where the Insured has the right to control and direct the performance of duties, and who is:
i. on the Insured’s payroll, including while on a leave of absence; or
ii. a worker leased to the Insured under a written agreement with a staffing agency.
b. An uncompensated member of the Insured’s governing board or similar position while in the service of the Insured.
c. A Member or Partner of the Insured.

d.  A natural person under written contract with the Insured, but only while the natural person is in the service of the Insured and where the Insured has the right to control and direct the performance of duties.

e. A natural person intern or volunteer where the Insured has the right to control and direct the performance of duties.
f. An attorney retained by the Insured and any employee of the attorney, but only while performing legal services for the Insured.
g. A natural person director or trustee of the Insured while engaged in handling funds or Property of any Employee Benefit Plan.
h. A natural person employee of a fund administrator retained by the Insured, but only while providing fund administration services for the Insured.

2.  Does not include any agent, broker, commission merchant, factor, finder, third-party administrator, Employee Benefit Plan administrator, independent contractor, intermediary, or person acting in a similar capacity, unless otherwise described in 1.a.–h. above.

Employee Benefit Plan	Means any employee welfare or pension plan:
1. that is subject to the Employee Retirement Income Security Act of 1974 (ERISA); and
2. most of whose beneficiaries are current or former Employees.

Employee Dishonesty Loss	1. Means loss resulting directly from a dishonest or fraudulent act by an Employee:
a. with the intent to cause the Insured to sustain a loss; or

b.  that causes improper financial benefit for the Employee or any other entity or person, other than awards, bonuses, commissions, fees, pensions, profit sharing, promotions, salaries, or any employee benefits earned in the normal course of employment.

2. Does not include that part of the loss that results from Loans or trading, unless it results directly from a dishonest or fraudulent act by an Employee:
a. with the intent to cause the Insured to sustain a loss; and

b.  that causes improper financial benefit, including loan proceeds, for the Employee, other than awards, bonuses, commissions, fees, pensions, profit sharing, promotions, salaries, or any employee benefits earned in the normal course of employment.

ERISA Fraud Or Dishonesty Loss	Means loss resulting directly from an act:
1. as defined in Title 29, Code of Federal Regulations, Section 2580.412-9;
2. by a Fiduciary; and
3. that causes loss of, or damage to, Property of an Employee Benefit Plan.

Evidence Of Debt	Means a Written instrument executed, or appearing to be executed, by a Customer and held by the Insured as evidence of the Customer’s debt to the Insured.

Fiduciary	1. Means any natural person who is:
a. an Employee, officer, trustee, administrator, or manager of any Employee Benefit Plan; or

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DEFINED TERMS Continued

b. a director, Employee, officer, or trustee of an Insured, but only while that person is handling funds or property of an Employee Benefit Plan.

2.  Does not include any agent, broker, commission merchant, custodian, factor, third-party administrator, independent contractor, worker leased to the Insured or Employee Benefit Plan under a written agreement with a staffing agency, or person acting in a similar capacity.

Forgery	1. Means affixing, without authorization and with the intent to deceive:
a. a handwritten signature, or a reproduced handwritten signature, of another natural person; or
b. the name of an organization.

2. Does not include:
a. a digital or electronic signature; or
b. a signature that consists in whole or in part of one’s own name, signed with or without authority.

Forgery Or Alteration Loss	Means loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Original and Written:
1. certificate of deposit;
2. advice or instruction by a financial institution directed to the Insured that appears to be signed by a Customer;
3. letter of credit;
4. Negotiable Instrument, other than an Evidence of Debt;
5. receipt for the withdrawal of Property; or
6. Withdrawal Order,
which:
a. bears a signature that is a Forgery; or
b. is altered,
but only to the extent the Forgery or alteration caused the loss.

It is a condition precedent of coverage that the Insured or its authorized representative have actual physical possession of the items listed in 1.–6. above before relying on the items.

Fraudulent Instruction	Means a fraudulent, intentional, and unauthorized instruction directed to the Insured by a natural person other than the person the instruction reasonably appears to be from, that is communicated by any of the following means:
1. Fax, and reasonably appears to:
a. be from a Customer, a financial institution that is not an Insured, or an Employee who is authorized by the Insured to instruct other Employees to transfer Customer Property; and
b. contain the handwritten signature of a person authorized to start the transfer.

2. Orally, but not in person, and reasonably appears to be from:
a. a Customer;
b. a natural person who is authorized by the Customer to instruct the Insured to make the transfer; or
c. an Employee who was authorized by the Insured to instruct other Employees to transfer Customer Property, and was received by an Employee specifically designated to receive and act on the instruction.

3. Email, or through an online portal or website operated by or on behalf of the Insured, and reasonably appears to be from:
a. a Customer; or

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DEFINED TERMS Continued

b. an Employee who is authorized by the Insured to instruct other Employees to transfer Customer Property, and was received by an Employee specifically designated to receive and act on the instruction.

Fraudulent Instruction Loss	Means loss resulting directly from the Insured’s transfer of Customer Property because of a Fraudulent Instruction.

Funds Transfer Fraud Loss	Means loss of Property resulting directly from an instruction that:
1. is sent to a financial institution other than an Insured;
2. directs the delivery, payment, or transfer of Property from the Insured’s own account;
3. appears to be sent by the Insured;
4. is not sent by the Insured; and
5. is sent without the Insured’s knowledge or consent.

In Transit Loss	Means loss of Property resulting directly from larceny, robbery, theft, mysterious unexplainable disappearance or misplacement, or damage to the Property during the Transit Period and that is in the custody of any of the following:
1. A Messenger.
2. A Transportation Company while in an armored motor vehicle.
3. A Transportation Company while not in an armored motor vehicle, if the Property transported is limited to:
a. books of account and other records stored on tangible media;
b. Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements; or
c. negotiable instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Insured	Means any entity that qualifies as an insured under Who Is Insured.

Loan	Means any:
1. extension of credit by any Insured;
2. transaction creating a creditor relationship in favor of the Insured; or
3. transaction where the Insured assumes an existing creditor relationship.

Loss	Means any of the following:
1. Audit Costs.
2. Claim Costs.
3. Computer Fraud Loss.
4. Counterfeit Money Loss.
5. Customer Capital Loss.
6. Employee Dishonesty Loss.
7. ERISA Fraud Or Dishonesty Loss.
8. Forgery Or Alteration Loss.
9. Fraudulent Instruction Loss.
10. Funds Transfer Fraud Loss.
11. In Transit Loss.
12. On Premises Loss.
13. Restoration Costs.
14. Securities Loss.
15. Social Engineering Fraud Loss.

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© 2024 The Travelers Indemnity Company. All rights reserved.

DEFINED TERMS Continued

Management Control	Means:
1. the right to vote for or appoint more than 50% of the governing board;
2. the right under a written agreement to select the general partner or governing board; or
3. the power under a written agreement to direct the investment activities, management, and policies, of the entity.

Member	Means a natural person who has an ownership interest in a limited liability company of the Named Insured.

Messenger	Means:
1. an Employee while in possession of the Insured’s Property outside the Insured’s premises; or
2. any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the Employee.

Money	1. Means a medium of exchange in current use, adopted, or authorized by a government as a part of its currency.

2. Does not include Crypto-assets.

Negotiable Instrument	Means a Written document:
1. signed by the drawer or maker;
2. containing any order or unconditional promise to pay a sum certain in Money and no other obligation, order, power, or promise given by the drawer or maker;
3. payable at a definite time or on demand; and
4. payable to bearer or order.

Newly Formed Entity	1. Means any entity:
a. that is formed by the Insured during the Bond Period; and
b. while the Insured owns more than 50% of the entity’s voting stock or ownership interest.

2. Does not include an Acquired Entity.

On Premises Loss	Means loss resulting directly from any of the following:
1. Property that is:
a. damaged or lost due to burglary, robbery, or mysterious unexplainable disappearance or misplacement; or
b. lost due to false pretenses or theft by a natural person in or on the Insured’s premises at the time the Property is surrendered,

while the Property is within the Insured’s premises located anywhere. But, for the Insured’s interest in Certificated Securities held and documented by any securities depository, the premises of that depository will be considered the Insured’s premises.

2.  Any equipment, fixtures, furnishings, or supplies within the Insured’s premises that are damaged or lost due to an actual or attempted burglary or robbery of, or larceny or theft in, the premises. But only if:

a. the Insured is the owner of, or liable for the loss of or damage to, the equipment, fixtures, furnishings, or supplies; and
b. the loss is not caused by fire.

Original	1. Means the first rendering or archetype.

2. Does not include electronic transmissions, photocopies, or printed copies.

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DEFINED TERMS Continued

Partner	Means a person or entity that is:
1. a general partner, managing general partner, administrative general partner, or venture partner of the Insured; or
2. a limited partner:
a. while in the service of the Insured and where the Insured has the right to control and direct the performance of duties; and
b. that is on the Insured’s payroll, including while on a leave of absence.

Partner’s Financial Interest	Means:

1.  for any general partner, managing general partner, administrative general partner, or venture partner of the Insured, the capital interest of the general partner in the Insured partnership, before adjustment for Loss, as decided by an independent auditor as of the close of business on the date Loss is Discovered; and

2. for any limited partner or Member of the Insured, the value of that limited partner’s or Member’s investment in the Insured.

Portfolio Company	Means any entity in which a Private Fund or Special Purpose Investment Vehicle directly or indirectly acquires or holds a debt, equity, or convertible security interest as part of the Private Fund’s portfolio.
Private Fund	Means any pooled investment vehicle that is exempt from registration under the Investment Company Act of 1940, of which an Insured has Management Control.

Property	Means any:
1. abstract of title, deed, or mortgage on real estate;
2. bank acceptance;
3. books of account and other records recorded in writing, other than data processing records or media;
4. certificate of deposit;
5. Certificated Security;
6. documents of title;
7. Evidence Of Debt;
8. initial transaction statement;
9. insurance policy;
10. Money;
11. Negotiable Instrument;
12. precious metals in any form;
13. revenue and other stamps;
14. Written letter of credit;
15. Withdrawal Order; or
16. Written security agreement.

Restoration Costs	1. Means the reasonable amounts incurred and paid by the Insured:

a.  to recover or restore damaged or destroyed computer programs, electronic data, or software, stored within a Computer System, to its condition immediately before the Employee Dishonesty Loss or ERISA Fraud Or Dishonesty Loss; or

b. to decide that the computer programs, electronic data, or software cannot reasonably be recovered or restored.

2. Does not include:
a. costs to recover or replace computer programs, electronic data, or software that the Insured did not have a license to use;
b. costs to design, improve, or update the operation of computer programs or software;

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DEFINED TERMS Continued

c. costs to recreate analysis, research, or work product;
d. benefits, overhead, or wages paid by the Insured; or
e. costs to repair or replace any computer hardware, without Travelers’ written consent.

Securities Loss	Means loss resulting directly from the Insured having in good faith:
1. acquired, sold, delivered, given value to, or extended credit, or assumed liability for, and relied upon, any Original and Written:
a. certificate of deposit;
b. Certificated Security;
c. deed, mortgage, or other instrument conveying title to, or creating or discharging a lien upon, real property;
d. Evidence Of Debt, including Negotiable Instruments;
e. instruction to a U.S. Federal Reserve Bank or other issuer of uncertificated securities; or
f. Statement Of Uncertificated Security,
which:
i. bears a signature that is material to the enforceability or validity of the security and that is a Forgery;
ii. is altered, but only to the extent the Forgery or alteration causes the loss; or
iii. is lost or stolen;
2. guaranteed in writing, or witnessed any signature on, any assignment, bill of sale, power of attorney, transfer, Written guarantee, or items listed in 1.a.–f. above that is a Forgery; or

3.  acquired, sold, delivered, given value to, or extended credit or assumed liability for, and relied upon, any item listed in 1.a.–c. above that is a Counterfeit, but only to the extent the Counterfeit causes the loss.

It is a condition precedent of coverage that the Insured or its authorized representative have actual physical possession of the items listed in 1.a.–f. above before relying on the items.

Single Loss	Means:
1. for loss involving actual or attempted burglary or robbery where no Employee is implicated, all Loss arising out of an act, or series of related acts;

2.  for loss involving damage to, or destruction or misplacement of, Property, all Loss arising out of an act or omission, or series of related unintentional or negligent acts or omissions by a natural person;

3. for loss caused by a natural person or where the person is implicated, other than those described in 1. or 2. above, all Loss arising out of that person’s acts or omissions; or
4. for loss other than those described in 1, 2, or 3 above, all Loss arising out of any one act or event.

Social Engineering Fraud Loss

Means loss resulting directly from an instruction that intentionally misleads an Employee and:

1.  is made by someone impersonating a Customer, Vendor, or other Employee;

2.  directs the Employee to deliver, pay, or transfer the Insured’s Property;

3.  has a misrepresentation of material fact; and

4.  is relied upon by the Employee, believing the material fact to be true,

but only if the Insured performed and documented a Transfer Verification before delivering, paying, or transferring the Property.

Special Purpose Investment Vehicle	1. Means any entity that is: a. formed for the sole purpose of making or holding a specific investment on behalf of a Private Fund and does not conduct any other operations; and
b. under Management Control of the Insured.

2. Does not include a Portfolio Company.

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© 2024 The Travelers Indemnity Company. All rights reserved.

DEFINED TERMS Continued

Statement Of Uncertificated Security	Means a Written statement of the issuer of an uncertificated security containing: 1. a description of the issue of which the uncertificated security is a part;
2. the number of shares or units:
a. pledged by the registered owner to the registered pledgee;
b. registered in the name of the registered owner on the date of the statement;
c. released from pledge by the registered pledgee;
d. transferred to the registered owner; or
e. subject to pledge on the date of the statement;
3. the name and address of the registered owner and registered pledgee;

4.  a notation of any liens and restrictions of the issuer, and any adverse claims to which the uncertificated security is or may be subject to, or a statement that there are none of those liens, restrictions, or adverse claims; and

5. the date:
a. the transfer of the shares or units to the new registered owner of the shares or units was registered;
b. the pledge of the registered pledgee was registered; or
c. of the statement if it is an annual or periodic statement.

Subsidiary	1. Means an entity while the Insured owns more than 50% of the entity’s voting stock or ownership interest.

2. Does not include a Portfolio Company.

Transfer Verification	Means an oral conversation with the purported Customer, Employee, or Vendor, using a Verification Method to confirm:
1. the identity of the Customer, Employee, or Vendor; and
2. the authenticity of a funds transfer request or a request to change the account, destination, or method for future payments.

Transit Period	Means the period that begins upon receipt of Property by a Messenger or Transportation Company and ends upon delivery to the designated recipient, or its agent, but only while the Property is being continuously conveyed.

Transportation Company	Means any organization that:
1. provides its leased or owned vehicles for transportation of its customers’ property; or
2. provides air express or freight-forwarding services.

Vendor	Means an entity or person that provides goods or services to the Insured under a written agreement.

Verification Method	Means:
1. for a Customer or Vendor, calling the phone number that:
a. was provided by the Customer or Vendor when the account or written agreement was first established with the Insured;
b. replaced a phone number previously provided by the Customer or Vendor, if confirmation of the legitimacy of the new phone number was achieved through:
i. oral contact initiated by the Insured; or
ii. fax or email contact;

c.   replaced a phone number previously provided by the Customer or Vendor and was received by the Insured at least 30 days before the occurrence of the Social Engineering Fraud Loss or receipt of the Fraudulent Instruction; or

d. was provided in person by the Customer or Vendor while the Customer or Vendor was physically present on the Insured’s premises and presenting a government issued ID;
2. for an Employee:

FB-C-001 Ed. 04-24	Coverage	Page 22 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

DEFINED TERMS Continued

a. calling the phone number of the Employee as listed in the Insured’s company directory; or
b. having an in-person conversation with the Employee.

Withdrawal Order	Means a Written non-negotiable instrument, signed by a Customer, authorizing the Insured to debit the Customer’s account.

Written	Means expressed through letters or marks visible on paper.

FB-C-001 Ed. 04-24	Coverage	Page 23 of 23
© 2024 The Travelers Indemnity Company. All rights reserved.

CERTIFIED RESOLUTIONS; PREMIUMS

The undersigned, George N. Donnelly, Interim President, Secretary and Treasurer of Colorado BondShares—A Tax Exempt Fund (the “Fund”), hereby certifies that the following are true and correct resolutions of the Board of Trustees of the Fund duly adopted at a meeting of the Board of Trustees held on September 27, 2024 by all of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, and that said resolutions have not been revoked or amended and are now in full force and effect:

The next item of business was a general discussion concerning the approval of the Fidelity Bond. Upon a motion duly made and seconded, the following resolutions were unanimously adopted:

WHEREAS, in compliance with Rule 17g-1 (17 CFR 270--Section 270.17g-1) of the Investment Company Act of 1940 (the “1940 Act”), the Trustees of the Fund have reviewed the joint insured fidelity bond of The Travelers Indemnity Company (the “Fidelity Bond”) in the amount of $1,250,000 in limit of liability, representing an amount equal to or in excess of the sum of individual limit of liability as further set forth in Rule 17g-1 of the 1940 Act; and

WHEREAS, the Trustees have given due consideration to certain factors including, among others, (i) the persons authorized to direct the disposition of the Fund’s assets which are held by United Missouri Bank (UMB), a national banking association, as custodian, (ii) the Fund’s gross assets, (iii) the investment by the Fund principally is not-rated tax-exempt bonds and other tax-exempt securities, and (iv) such other matters as may be deemed appropriate by the Trustees; and

WHEREAS, the Trustees have determined that the form, content and amount of the Fidelity Bond continues to be appropriate for the Fund;

THEREFORE, BE IT RESOLVED, that the Trustees, hereby approve the form, content and amount of the Fidelity Bond; and

FURTHER RESOLVED, that the officers of the Fund, be and hereby are, directed to maintain the Fidelity Bond as issued by The Travelers Indemnity Company, including any corporate successors to The Travelers Indemnity Company, in its current form and content and in its current amount; and

FURTHER RESOLVED, that George N. Donnelly be, and hereby is, charged with the responsibility of making the appropriate filings and giving notices required by Rule 17g-1 under the 1940 Act.

* * * *

The premium for the above referenced fidelity bond of the Fund is $4,422, and the premium has been paid for the period beginning on September 23, 2024 and ending on September 23, 2025.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date set forth below.

/s/ George N. Donnelly
George N. Donnelly
Interim President, Secretary and Treasurer

Date: October 3, 2024